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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F /x/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / / No /x/



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         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

The following releases were filed with the Australian Stock Exchange on the dates indicated.


                                PETSEC ENERGY LTD
                                 ACN 000 602 700



9 March 2005



                    SECOND DRILLING SUCCESS ONSHORE LOUISIANA


Petsec Energy Ltd (ASX, PSA; ADR's, PSJEY.PK)

The second well in Petsec Energy's onshore Louisiana drilling programme has intersected two gas sands and will be completed for production. Operations to complete the well are expected to take several weeks, following which it will be connected into a nearby transportation pipeline. Petsec holds a net revenue interest of 17.5%.

The first well of the programme has now been completed for production and is expected to be connected to the supply pipeline within a week.

The third well of the programme is expected to spud within the next month.

For Further Information:

Mr. Craig Jones                               Mr. Ross A. Keogh
Petsec Energy Ltd                             Petsec Energy Inc.
Level 13                                      3861 Ambassador Caffery Parkway
1 Alfred Street                               Suite 500
Sydney NSW 2000                               Lafayette, LA 70503
Tel: 612 9247 4605                            Tel: 1 (337) 989 1942
Fax: 612 9251 2410                            Fax: 1 (337) 989 7271



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                                PETSEC ENERGY LTD
                                 ACN 000 602 700



17 March 2005



                        PETSEC TO ACQUIRE TWO NEW LEASES
                             IN GULF OF MEXICO, USA


Petsec Energy Ltd (ASX, PSA; ADR's, PSJEY.PK)

Petsec Energy has submitted the highest bids on two leases at the Central Gulf of Mexico Lease Sale 194 conducted by the Mineral Management Service (MMS) in New Orleans yesterday.

The leases will be awarded to Petsec subject to the approval of the MMS.

Details of the two leases and amounts bid are:


                 Lease                        Acres            Bid amount
                 ---------------------        ------------     -------------
                 Main Pass 18                 2,497            US$ 1,488,800

                 Main Pass 103                4,995              US$ 529,990
                 ---------------------        ------------     -------------

The new leases are adjacent to and to the north of Petsec's existing Main Pass 19 lease which it acquired last year. Petsec Energy will have a 100% working interest (83.33% net revenue interest) in these new leases when they are awarded.

Executive Chairman Mr. Terry Fern said "He was very pleased to acquire these two leases which will give Petsec three contiguous blocks in the Main Pass area. The development of these two new blocks will benefit from the development of Main Pass 19 where a three well drilling programme is anticipated to commence by late March or early April."

For Further Information:

Mr. Craig Jones                               Mr. Ross A. Keogh
Petsec Energy Ltd                             Petsec Energy Inc.
Level 13                                      3861 Ambassador Caffery Parkway
1 Alfred Street                               Suite 500
Sydney NSW 2000                               Lafayette, LA 70503
Tel: 612 9247 4605                            Tel: 1 (337) 989 1942
Fax: 612 9251 2410                            Fax: 1 (337) 989 7271


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Petsec Energy Ltd


Date:  March 22, 2005                         By:

                                              /s/ Craig Jones

                                              Craig Jones
                                              General Manager - Corporate